UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03017679

DC
No Act
P.E. 1-10-03
333-21011

March 10, 2003

Donald G. Kilpatrick
Pillsbury Winthrop LLP
One Battery Park Plaza
New York, NY 10004

Act	1934
Section	14A-8
Rule	
Public Availability	3/10/2003

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

Dear Mr. Kilpatrick:

This is in response to your letter dated January 10, 2003 concerning the shareholder proposal submitted to FirstEnergy by Dr. Allen Wolff. We also have received a letter on the proponent's behalf dated January 17, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PILLSBURY WINTHROP LLP

January 10, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Dr. Allen Wolff, with John Chevedden as Proxy, for Inclusion in FirstEnergy Corp.'s 2003 Proxy Statement

Dear Sir or Madam:

We are counsel to FirstEnergy Corp., an Ohio corporation (the "Company"). On December 9, 2002 the Company received a proposed shareholder resolution and supporting statement (together the "Proposal") from Dr. Allen Wolff, with John Chevedden as proxy (the "Proponent"), for inclusion in the proxy statement (the "2003 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2003 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2003 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, the undersigned hereby files on behalf of the Company six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as Exhibit A. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent. Pursuant to rule 14a-8(j), this letter is being submitted not fewer than 80 days before the Company intends to file its definitive proxy statement and form of proxy with the Commission.

The Proposal

The Proposal relates to shareholder approval of shareholder rights plans and states, in relevant part:

> Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Summary of Bases for Exclusion

We have advised the Company that it properly may exclude the Proposal, or portions thereof, from the 2003 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(3) because they contain statements and assertions of fact that are false or misleading. The reasons for our conclusions in this regard are more particularly described below.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains statements and assertions of fact that are false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, or inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001). Rule 14a-9(b) states an example of misleading material within the meaning of the Rule: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Staff has consistently asked Mr. Chevedden to revise or delete portions of his proposals under this rule. *See* Hewlett-Packard Company (Dec. 17, 2002); Boeing Co. (Feb. 6, 2002); Honeywell Int. Inc. (Oct. 26, 2001); APW Ltd. (Oct. 17, 2001); Electronic Data Systems Corp. (Sept. 28, 2001); Southwest Airlines, Co. (Mar. 20, 2001); Alaska Air Group, Inc. (Mar. 13, 2001).

The Proposal is divided into a resolution (the "Resolution") and a supporting statement (the "Supporting Statement"). The Supporting Statement consists of three sections. The inclusion of irrelevant issues and misleading statements in the Proposal incites shareholders rather than educating them on the advantages or disadvantages of poison pills. In addition, portions of the Proposal are false, unsupported by factual foundation, and misleading under Rule 14a-9. For the reasons more particularly set forth below, the Proposal violates applicable Commission Rules.

In accordance with the guidance contained in the Staff's previous no-action letters and to avoid shareholder confusion regarding the legitimate proposal issue at hand, the Company finds the following portions of the Proposal to be objectionable:

- Resolution: sub-heading of title
- Supporting Statement Section One: Entire title and section;
- Supporting Statement Section Two: Entire title and section;
- Supporting Statement Section Three: Entire title and section;
- Concluding Statement: Second sentence.

Staff Legal Bulletin No. 14 ("SLB 14"), published on July 13, 2001, states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Requiring the Staff to spend large amounts of time reviewing proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance. . .is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under rule 14a-8." As set forth below, the Proposal contains the sorts of obvious deficiencies and inaccuracies that make Staff review unproductive and would require such detailed and extensive editing to eliminate or revise its false and misleading statements that it must be completely excluded. While we strongly believe that there is ample support for exclusion of the Proposal on the foregoing basis, if the Staff were to depart from the statements in the above bulletin in responding to this letter, we believe that the Proposal nonetheless would have to be substantially revised before it could be included in the 2003 Proxy Statement.

Resolution: Open Up Poison Pills to Shareholder Vote

The **sub-heading of the Resolution title and concluding statement** states: "This topic won an overall 60%-yes Vote at 50 companies in 2002." This is an entirely unsupported statement, which indicates that 60% of the shares entitled to vote on this proposal topic voted "yes" at the annual meetings of 50 public companies in 2002. Failure by the Proponent to provide citations or other documentation to support these statements renders these statements misleading because reasonable readers cannot refer to the source to verify for themselves the accuracy of such statements. The Proposal should cite a specific source for these statistics or omit them altogether. *See* Hewlett-Packard Company (Dec. 17, 2002); Sabre Holdings Corporation (Mar. 18, 2002); Boeing Co. (Feb. 7, 2001).

Supporting Statement Section One: Harvard Report

The **first paragraph of Section One** cites to a "2001 Harvard Business School study," with no author, page reference or other citation information provided, as support for the assertion that the absence of a poison pill constitutes "good corporate governance" and is "positively related to company value." Presumably, this reference is to the paper entitled "Corporate Governance and Equity Prices," by Paul A. Gompers, Joy L. Ishii and Andrew Metrick, *NERB Working Paper* (2001). Upon review of the paper it is apparent that it bears no relevance to a discussion of poison pills. Indeed, the Proponent's parenthetical reference to poison pills having been accounted for in the paper is a misleading attempt to re-characterize its actual focus. As the Proponent correctly states, the paper concerns the relationship between a hypothetical governance index and company value. The adoption of a poison pill by a company was but one of 24 factors that comprised the governance index, and it is impossible to disaggregate one isolated factor from the index as a whole. Moreover, the authors of the paper acknowledge that poison pills may be employed to the benefit of shareholders when they state: "it is clear that poison pills give current management some additional power to resist the control action of large shareholders. If management uses this power judiciously, then it could possibly lead to an overall increase in shareholder wealth."[1] The Staff recently has granted relief with respect to this same paragraph, for which the Proponent was asked to cite a specific source for these assertions or

[1] *See* "Corporate Governance and Equity Prices," by Paul A. Gompers, Joy L. Ishii and Andrew Metrick, *NERB Working Paper* (2001), p. 11, available online at: viking.som.yale.edu/finance.center/Conference-Papers/Fall2001/gov.pdf.

omit them altogether. Even if a source were cited in support of these assertions, they would still need to be deleted from the Proposal because it is false and misleading to state that the referenced paper supports the assertions for which it is cited. *See* Hewlett-Packard (Dec. 17, 2002).

In the **second paragraph of Section One**, the Proponent makes the statement that "certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company." Such ambiguous statements are irrelevant, false and misleading as the Proponent has established no connection between good governance and poison pills. Once again, the Proponent has failed to identify any of the vague sources he cites in support of his assertions. Without such support, these statements are merely uncorroborated opinion presented as fact in direct violation of the proxy rules, which must be deleted from the Proposal. *See* Hewlett-Packard (Dec. 17, 2002).

In the **third paragraph of Section One**, the Proponent fails to support its statement that "Fidelity, an $800 billion mutual fund giant, has withheld votes for directors since the 1980s at companies which approved poison pills." Proponent claims to support this statement by referring shareholders to the "*Wall Street Journal*, June 12, 2002." Shareholders verifying the Proponent's assertion may be unable to determine which of the many articles in this newspaper might support the Proposal's statement while encountering vast amounts of irrelevant information. The Proposal should cite a specific source for this assertion or omit it altogether. *See* Hewlett-Packard Company (Dec. 17, 2002); Sabre Holdings Corporation (Mar. 18, 2002); Boeing Co. (Feb. 7, 2001). Even if the Proponent did cite a specific source for this statement, it is false and misleading in violation of Rule 14a-9 because it implies that since the 1980's Fidelity has *always* withheld from voting for directors at *all* public companies having approved poison pills. However, Fidelity acknowledges in its "Proxy Voting Guidelines" that "there are arguments both in favor of and against shareholder rights plans."[2] This statement contradicts the rigid and drastic policy alleged by the Proponent. Indeed, one would expect that such a policy, if in existence, would be described in the Proxy Voting Guidelines. Nonetheless, they are silent on the matter. Failure by the Proponent to support its statements in this regard require that they be excluded from the Proposal. *See* Hewlett-Packard (Dec. 17, 2002).

Supporting Statement Section Two: Serious about Good Governance

Section Two of the Supporting Statement contains several misleading and undocumented assertions of fact. The **first paragraph of Section Two** implies a connection between poison pills and the corporate malfeasance witnessed in the case of "Enron and the corporate disasters that followed." This section is all the more misleading in that it implies a negative connection between poison pills and a "vigorous board" without defining what is meant by a "vigorous board." This vague and unfounded assertion, coupled with **paragraph two of Section Two,** would lead a reasonable reader to believe that the Company's current shareholder rights plan has a negative impact on the value of the shares. While the Proponent is entitled to such an opinion, the Proposal cannot present the Proponent's opinion as a statement of fact in violation of Rules

---

[2] These are published at: http://personal.fidelity.com/myfidelity/InsideFidelity/InvestExpertise/governance.html. The proxy voting policy on poison pills is set forth in Exhibit B hereto.

14a-8(i)(3) and 14a-9. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002); Micron Technology, Inc. (Sept. 10, 2001); DT Indust. (Aug. 10, 2001).

Also in **paragraph two of Section Two**, references to "Business Week's inaugural ranking" and the subsequent "3 years after the list appeared" are indefinite and should be made with particularity so that readers may perform independent verification. Finally, the assertions such references are made to support are vague, misleading and irrelevant as no link between "the best boards" and the absence of a poison pill is even proposed by the Proponent, let alone substantiated.

Accordingly, the entire title and content of Section Two must be deleted. *See* Hewlett-Packard Co. (Dec. 27, 2002); Sabre Holdings Corp. (Mar. 18, 2002).

Supporting Statement Section Three: Council of Institutional Investors Recommendation

The Proposal fails to support its statement in **Section Three** that the Council of Institutional Investors (the "CII") "called for shareholder approval of poison pills." The Proponent claims to support this statement by referring shareholders to the CII's entire website at www.cii.org. Shareholders visiting the site may be unable to determine which of the many pages on the site might support the Proposal's statement while encountering vast amounts of irrelevant information. Moreover, the citation is to a third-party website whose content cannot be regulated and is subject to change at any time. Therefore, false and/or misleading statements could be incorporated into the website after the proxy materials are mailed to the Company's shareholders. The Commission previously has found that references to internet addresses and/or web sites are excludable and may be omitted from proposals or supporting statements if the information contained in such website "may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." SLB 14 at F.1. *See*, Hewlett–Packard Company (Dec. 17, 2002) (requiring the Proponent to revise the same website address included in the proposal). The website reference and the statement that the Council has "called for shareholder approval of poison pills" should therefore be excluded because (i) the reference to this website is vague and (ii) false or misleading statements could be incorporated into the website at any time.

Also in **Section Three**, the Proponent fails to substantiate the vague and indefinite statement that "in recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill." This is an unsupported statement presented as fact, which may lead shareholders to assume that this particular proposal has been commonly adopted by many other companies for many years. The Staff has previously required proponents to substantiate the identity of such "various companies." See Hewlett-Packard (Dec. 17, 2002) (requiring Proponent to specify sources for an identical statement); Boeing Co. (Feb. 7, 2001) (requiring the proponent to provide citations to "many institutional investors" before such reference could be included in a proposal).

Conclusion

For the foregoing reasons, we believe that the Proposal may be omitted from the 2003 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

The Company anticipates that the 2003 Proxy Statement will be finalized for printing on or about March 19, 2003. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (212) 858-1235.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

Donald G. Kilpatrick
Enclosures

cc: Gary D. Benz
John Chevedden

300046359v5

Exhibit A – Shareholder Proposal

4 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Dr. Allen Wolff, 1553 S. Carpenter Rd., Brunswick, OH 44212 submits this proposal.

Harvard Report

A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

Fidelity, an $800 billion mutual fund giant, has withheld votes for directors since the 1980s at companies which approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance

Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes the poison pill. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

A look back at *Business Week's* inaugural ranking of the best and worst boards in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 120 pension funds investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

To protect our investment money at risk:

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 4

Exhibit B – Fidelity Poison Pill Proxy Voting Guidelines

Shareholder Rights Plans

The guidelines recognize that there are arguments both in favor of and against shareholder rights plans, also known as poison pills because they can prevent someone from buying more than a certain percent of a company's stock without management approval. We believe the best approach is for the company to put its case to shareholders by letting them vote on a plan. We generally respond to the adoption or extension of a shareholder rights plan in accordance with the following guidelines:

- If, without shareholder approval, a company's Board of Directors has instituted a new poison pill plan, extended an existing plan, or adopted a new plan upon the expiration of an existing plan during the last year, we generally withhold votes on the election of directors at the Annual Meeting following such action.
- Fidelity may vote in favor of a rights plan with "sunset" provisions: if the plan is linked to a business strategy that will – in our view – likely result in greater value for shareholders, if the term is less than five years, and if shareholder approval is required to reinstate the expired plan or adopt a new plan at the end of this term.
- We generally support shareholder resolutions requesting that shareholders be given the opportunity to vote on the adoption of rights plans.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310/371-7872

6 Copies
7th copy for date-stamp return

January 17, 2003
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
2003 JAN 22 AM 11:34
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

FirstEnergy Corp. (FE)
Investor Response to Company No Action Request
Established Topic: Poison Pill
Allen Wolff

Ladies and Gentlemen:

This letter addresses the aggressive company no action request to suppress an established corporate governance shareholder proposal topic.

To address the company questions, passages in the shareholder proposal are numbered and a corresponding number is marked on the attached supporting exhibit. On certain numbered items additional information is included below.

1) The Harvard report is titled, "Corporate Governance and Equity Prices," July 2001, Paul A. Gompers, Harvard Business School. Hewitt-Packard Company (December 17, 2002) directed a Harvard report reference such as the preceding to be included in the proposal text.

The "2001 Harvard Business School study" is an accurate statement which focuses on the source for the expertise and methodology of this study. This is of prime importance to shareholders. It is more relevant for shareholders to know the professional affiliations of the authors of the study, as compared to the name of each author.

Harvard Business School and the University of Pennsylvania's Wharton School are both listed on the cover page of the report. The lead author of the report is Paul A. Gompers, Harvard Business School.

The report abstract states that we found a striking relationship between corporate governance and stock returns. An investment strategy that bought stocks with the strongest shareholder rights and sold stocks with the weakest shareholder rights would have earned abnormal [positive] returns of 8.5 percent per year. We find that weaker shareholder rights are associated with lower profits, lower sales growth.

In the Harvard Report "poison pills" is the first index item described. The poison pill is the first item note in the *Financial Times* November 9, 2001 article on the report.

The Harvard report focuses on shareholder rights. The right to have a voice in the sale of the company has to be one of the most important rights a shareholder can have.

Further support for the proposal text is based on *Analysis of Key SEC No-Action Letters:* Management must sustain the burden of showing that statements are misleading. The staff commonly rejects management's claim because management is simply arguing against the proposal.
American Tel. & Tel. Co. (Dec. 23, 1983)

The staff will reject a claim that the proposal is misleading when the proponent cannot cover all factors related to the proposal in view of the length limitations and management can "correct" any inaccurate implications in management's own reply.
Baltimore Gas & Elec. Co. (Jan. 26, 1982); Orion Research Inc. (July 15, 1983)

With the sentence after sentence of company objections, the company fails to address whether it fits this status: Martin Dunn, Deputy Director, Securities and Exchange Commission said, "Related to taking too much time are companies that take issue with sentence after sentence, almost as though they're proving their case by arguing about every sentence. And that takes us a great deal of time, because we take every one of these and go through it. We consider every sentence in the context of the argument that's made and the substance of it."

For the above reasons this is to respectfully request that the Office of Chief Counsel not agree with the company request to suppress this established governance topic or any text therein.

Should the Office of Chief Counsel question or disagree with issues in this letter, an opportunity is respectfully requested to confer with the Office prior to the determination of the Staff's position.

Sincerely,

John Chevedden

cc:
Allen Wolff

H. Peter Burg
Chairman

Corporate Governance and Equity Prices

July 2001

Paul A. Gompers
Harvard Business School
Harvard University and NBER

Joy L. Ishii
Department of Economics
Harvard University

Andrew Metrick
Department of Finance, The Wharton School
University of Pennsylvania and NBER

We thank Darrell Duffie, Gary Gorton, Edward Glaeser, Joe Gyourko, Steve Kaplan, Sendhil Mullainathan, Krishna Ramaswamy, Virginia Rosenbaum, Andrei Shleifer, Rob Stambaugh, Joel Waldfogel, Julie Wulf and seminar participants at Wharton and INSEAD for helpful comments. Ishii acknowledges support from an NSF Graduate Fellowship.

ABSTRACT

Corporate-governance provisions related to takeover defenses and shareholder rights vary substantially across firms. In this paper, we use the incidence of 24 different provisions to build a "Governance Index" for about 1,500 firms per year, and then we study the relationship between this index and several forward-looking performance measures during the 1990s. We find a striking relationship between corporate governance and stock returns. An investment strategy that bought the firms in the lowest decile of the index (strongest shareholder rights) and sold the firms in the highest decile of the index (weakest shareholder rights) would have earned abnormal returns of 8.5 percent per year during the sample period. Furthermore, the Governance Index is highly correlated with firm value. In 1990, a one-point increase in the index is associated with a 2.4 percentage-point lower value for Tobin's *Q*. By 1999, this difference had increased significantly, with a one-point increase in the index associated with an 8.9 percentage-point lower value for Tobin's *Q*. Finally, we find that weaker shareholder rights are associated with lower profits, lower sales growth, higher capital expenditures, and a higher amount of corporate acquisitions. We conclude with a discussion of several causal interpretations.

Keywords: *Corporate governance, shareholder rights, investor protection, agency problems, entrenched management, hostile takeovers, poison pills, golden parachutes, greenmail.*

THE CORPORATE LIBRARY
News Briefs
October 31 - November 13, 2001 Vol. 3, No. 31

Shareholder-Friendly Companies Outperform

United States – Companies that engage in such pro-management provisions as poison pills, super-majority votes, golden parachutes and classified boards averaged annual shareholder returns that were 8.5% less than shareholder-friendly firms, according to a survey of 1,500 companies authored by Wharton School of Business Finance Professor Andrew Metrick and Harvard University's Paul Gompers and Joy Ishii. The survey deducted points for every company by-law that worked against shareholder value. Those companies that most empowered shareholders - Hewlett-Packard (HWP), IBM, Wal-Mart (WMT), DuPont (DD), Southern Company (SO), and Berkshire Hathaway (BRKa) - outperformed the S&P 500 by 3.5% from 1990 to 1999. More pro-management companies - GTE, Waste Management (WMI), Time Warner, Kmart (KM), and United Telecommunications – trailed the S&P 500 by 5% from 1990 to 1999.

Financial Times, November 9, 2001

1997

The Three Stages of Activism

The evolution of institutional activism falls into three distinct stages. During the early years (1987-1990) activists were intensely focused on takeovers and control. Proposals were designed to eliminate poison pills, golden parachutes, greenmail, fair price provisions, and other defensive practices that shareholders felt infringed on their rights and reduced the value of their investment. But activists were also pursuing a more important objective: defining a role for shareholders in corporate decisionmaking. The second stage (1990-1992) centered on reform of the proxy rules. Two issues — financial performance and board accountability — dominate the third and current stage of institutional activism.



John Wilcox: In the third stage.

Activists' goals, as well as their tactics, have matured. Proponents now target companies either for poor financial performance or egregious governance practices. The selection process, which utilizes quantitative performance measures and checklists of governance policies and standards, has become a central activity in activists' self-defined role as corporate overseers. The annual publication of the Council of [redacted] vestors' "Focus 20" list of targeted underperformers is one of many such governance media events....Activism's growing focus on financial performance has [redacted] both the dialogue and the level of cooperation between companies and large activist institutions.

— **John Wilcox**, *chairman of Georgeson & Co. Inc., in "A 10-year Quest for Director Accountability" [Fall 1997]. He joined the firm, a specialist in proxy solicitations, investor analysis, and other advisory activities, in 1973.*

Investors Will Pay for Good Governance

There are three main reasons why investors will pay a premium for good governance:

• Some believe that a company with good governance will perform better over time, leading to a higher stock price. This group is primarily trying to capture upside, long-term potential.

• Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company. Also, when bad things do happen, they expect well-governed companies to rebound more quickly.

• Still others regard the recent increase in attention to governance as a fad. However, they tag along because so many investors do value governance. As this group sees it, the stock of a well-governed company may be worth more simply because governance is such a hot topic these days.

— **Robert Felton** *and* **Alec Hudnut** *of McKinsey & Co., and* **Jennifer Van Heeckeren**, *a professor at the University of Oregon, reporting on their study in "Putting a Value on Governance" [Spring 1997].*

Accounting's Impact on Governance

In the debate over corporate governance and how to make corporate boards and managements more effective and responsive to long-term shareholder interests, we usually look to board structures, compensation patterns, independent oversight, and the like. The debate has thus far been waged without so much as a nod toward the day-in, day-out impact of our accounting standards. I will suggest that good financial accounting, the extensive disclosures mandated most often in the English-speaking world, and notably in the U.S., is an often overlooked but powerful tool for enhancing corporate performance. Our disclosure policies were adopted in order to make Wall Street fair and efficient. They also give substance to shareholder rights by providing the information essential to their exercise. But quite apart from these intended benefits, good disclosure has been a most efficient and effective mechanism for inducing managers to manage better. It provides the brightest light and the most objective, detailed, and textured portrait of managerial performance. Without it, neither the financial press, nor shareholders, nor markets could scrutinize that performance, except by inference from sketchy data or by reliance on inside information of uncertain quality and consistency.

— **Louis Lowenstein**, *professor emeritus of law and finance at Columbia University, in "A Governance Tool that Really Works" [Fall 1997]. Prior to joining the Columbia faculty in 1980, he was president of Supermarkets General Corp.*

Portrait by Jean Kristie.

2

A Mutual-Fund Giant Is Stalking Excessive Pay --- Fidelity Says That It Might Withhold Votes for Directors Favoring Generous Compensation

Wall Street Journal; New York, N.Y.; Jun 12, 2002; By Aaron Lucchetti;

*NAICS:***523920** *NAICS:***523120** *NAICS:***525110** *NAICS:***525910**

Edition: Eastern edition
Column Name: Fund Track
Start Page: C.1
ISSN: 00999660
Subject Terms: Shareholder relations
Mutual funds
Fund track (wsj)
Executive compensation
Companies: **Fidelity** Investments *NAICS:***523920** *NAICS:***523120** *NAICS:***525110** *NAICS:***525910**

Abstract:

*One avenue that **Fidelity** is considering is to withhold its **votes** for corporate directors that have approved executive compensation plans deemed overly generous by **Fidelity**. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes **vote** for rival slates of directors to those backed by management.*

*While withholding **votes** can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. **Fidelity's vote** could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But **Fidelity**, in accordance with a longstanding policy, doesn't disclose how it **votes** on individual ballot questions, a practice that isn't expected to change.*

*Mr. [Eric Roiter] said a small minority of **Fidelity's votes** against management actually involve withholding support for directors. Since the 1980s, **Fidelity** has **withheld** support for directors at companies that have approved poison pills -- anti-takeover measures that shareholders generally dislike -- and those who grant departing executives with large compensation packages, or golden parachutes.*

Full Text:

FIDELITY INVESTMENTS HAS a message for companies that it feels overpay their top executives: Enough already!

"We're concerned about grossly excessive CEO compensation," says Eric Roiter, general counsel at Fidelity Management & Research Co., the investment arm of the giant Fidelity Investments mutual-fund company that oversees more than $800 billion in assets. While changes aren't imminent, and may not even happen at all, the fund firm is reviewing how to use its ballots in shareholder votes to protest outsize corporate pay packages, according to Mr. Roite

One avenue that Fidelity is considering is to withhold its votes for corporate directors that have approved executive compensation plans deemed overly generous by Fidelity. Shareholders don't have the option of voting against board nominees, but they can withhold their ballots or sometimes vote for rival slates of directors to those backed by management.

While withholding votes can send a protest message to company managements, such moves have little more than symbolic value because the management's slate invariably is elected, some critics contend. Fidelity's vote could have more impact, they add, if it also publicly identified companies whose executive compensation it deems excessive. But Fidelity, in accordance with a longstanding policy, doesn't disclose how it votes on individual ballo questions, a practice that isn't expected to change.

(3)

"The direct result of a withheld vote is nothing," says Sarah Teslik, execut ir for the Council of Institutional Investors, an activist group consisting mostly of public-employee and labor pension funds. While a vote of no-confidence from a large shareholder like Fidelity gets directors' attention, she says

Yale School of Management.

There are already signs that boards are starting to demand more of their directors. Headhunters report spiking demand for independent directors—curmudgeons who will act as watchdogs, not lapdogs. Director "boot camps" and training seminars, such as those run by the Kellogg School and the University of Georgia's Terry College of Business, report standing-room-only crowds. Governance gurus who advise companies on revamping their boards, such as Harvard's Jay W. Lorsch and Ira M. Millstein of the law firm Weil, Gotshal & Manges LLP, are so busy they're turning away work. Directors say they're ready to embrace even some of the more radical reform ideas, including expensing stock options, increasing the audit committee's responsibility for risk, and appointing a "lead" independent director. At many companies, the workload is heavier than ever. At Lucent Technologies, for example, which has been hammered by the telecom meltdown, the chairman communicates with directors once a week, and the audit committee convenes every month. "In the post-Enron days, governance has become critical," says Sanjay Kumar, CEO of Computer Associates.

That's in stark contrast to most of the 1990s, when corporate governance hardly seemed to matter: The buoyant stock market rewarded both [illegible] bad boards. But [illegible]ubble burst, that [illegible]denly, the importance of governance was clear. In a time of [illegible]is, a vigorous board that has [illegible]e its job can help comp[illegible] minimize the damage. A lo[illegible] back at *BusinessWeek's* [illegible]ral ranking of best and worst boards in 1996 tells the story. For three years after the list appeared, the stocks of companies with the best boards outperformed those with the worst by 2 to 1. But as the economy slowed starting in 2000, the Best Boards companies retained much more of their value, returning 51.7%, vs. -12.9% for the Worst Boards companies. Ralph V. Whitworth, the director who nurtured Waste Management Inc. through its accounting crisis and engineered governance turnarounds there and at Apria Healthcare, says investors in well-gov-

PRINCIPLES OF GOOD GOVERNANCE

Here's what we look for in evaluating boards:

INDEPENDENCE

No more than two directors should be current or former company executives, and none should do business with the company or accept consulting or legal fees from it. The audit, compensation, and nominating committees should be made up solely of independent directors.

STOCK OWNERSHIP

Each director should own an equity stake in the company worth at least $150,000, excluding stock options. The only exception: new board members who haven't had time to build a large stake.

DIRECTOR QUALITY

Boards should include at least one independent director with experience in the company's core business and one who is the CEO of an equivalent-size company. Fully employed directors should sit on no more than four boards, retirees no more than seven. Each director should attend at least 75% of all meetings.

BOARD ACTIVISM

Boards should meet regularly without management present and should evaluate their own performance every year. Audit committees should meet at least four times a year. Board should be frugal on executive pay, decisive when planning a CEO succession, diligent in oversight responsibilities, and quick to act when trouble strikes.

HOW WE RATED THEM The *BusinessWeek* ratings were based on a survey of 51 governance experts conducted for *BusinessWeek* by Harris Interactive, a proxy analysis by *BusinessWeek* of companies identified by survey respondents as having the "most effective" and "least effective" boards, and an analysis of overall board performance by *BusinessWeek* editors. The proxy analysis grades each company on the extent to which it meets 16 governance standards in the areas of independence, accountability, and quality. Perf[illegible]asures include the board's handling of strategy, [illegible]d executive pay. Data were provided by the Inves[illegible]ibility Research Center, the Corporate Library, [illegible]tional Shareholder Services.

board does not ensure that a company is never going to find itself in a crisis," says Whitworth. "The real test is what they do in reaction to a crisis."

Even the best boards could take a page from Whitworth's playbook. When he was called in to Waste Management in the wake of the accounting scandal in 1998, a serious illness on the part of the CEO brought in to fix things forced Whitworth to take charge. He demanded the resignations of three top executives who had sold stock just months before an earnings miss. With two other board members, he set up shop at the Houston headquarters, meeting with a crisis team every day at 5 p.m. for 90 consecutive days, as an army of 1,200 accountants scoured the company's books —all while recruiting a new CEO and resetting company strategy. "It's a great success story and one of the most dramatic turnarounds in governance," says Kenneth A. Bertsch, director of corporate governance at TIAA CREF, the huge teachers' pension fund and a governance gadfly. "It's when you have a company crisis that something has to happen, or the company can just go down."

If Corporate America succeeds in remaking governance, one of the greatest ironies will be that we have Enron to thank for it. When the unquestioning faith Enron's board placed in the company's management was revealed as a colossal blunder, faith in other once-revered executives also began to falter. Almost on cue, the giants began falling—Tyco, WorldCom, Global Crossing—confirming suspicions that the blight of greed and hubris that brought down Enron was more widespread.

Enron, and the corporate disasters that followed, forced many companies to get serious about governance. There are signs, especially, that boards are finally starting to grapple with the most egregious governance failure of the 20th century: astronomical executive pay. At E*Trade Group Inc., CEO Christos M. Cotsakos returned $21 million in pay after shareholder anger over his $80 million pay package boiled over. And in July, the head of the compensation committee, who had business ties to Cotsakos, resigned. At Dollar Gen-

GENERAL PRINCIPLES

A. Shareholder Voting Rights

1. Each share of common stock, regardless of class, should have one vote. Corporations should not have classes of common stock with disparate voting rights. Authorized unissued common shares that have voting rights to be set by the board should not be issued without shareholder approval.
2. Shareholders should be allowed to vote on unrelated issues individually. Individual voting issues, particularly those amending a company's charter, bylaws, or anti-takeover provisions, should not be bundled.
3. A majority vote of common shares outstanding should be sufficient to amend company bylaws or take other action requiring or receiving a shareholder vote.
4. Broker non-votes and abstentions should be counted only for purposes of a quorum.
5. A majority vote of common shares outstanding should be required to approve major corporate decisions including:
   a. the corporation's acquiring, other than by tender offer to all shareholders, 5 percent or more of its common shares at above-market prices;
   b. provisions resulting in or being contingent upon an acquisition other than by the corporation of common shares having on a pro forma basis 20 percent or more of the combined voting power of the outstanding common shares, or a change in the ownership of 20 percent or more of the assets of the corporation, or other provisions commonly known as shareholder rights plans, or poison pills;
   c. abridging or limiting the rights of common shares to (i) vote on the election or removal of directors or the timing or length of their term of office, or (ii) make nominations for directors or propose other action to be voted on by shareholders, or (iii) call special meetings of shareholders or take action by written consent or affect the procedure for fixing the record date for such action;
   d. permitting or granting any executive or employee of the corporation upon termination of employment, any amount in excess of two times that person's average annual compensation for the previous three years; and
   e. provisions resulting in the issuance of debt to a degree that would excessively leverage the company and imperil the long-term viability of the corporation.
6. Shareholders should have the opportunity to vote on all equity-based compensation plans that include any director or executive officer of the company. Shareholders should also have the opportunity to vote on any equity-based compensation plan where the number of reserved shares, together with the company's outstanding equity-based awards and shares available for grant, may have a material impact on the capital structure of the company and the ownership interests of its shareholders. Generally, five percent dilution represents a material impact, requiring a shareholder vote
7. Shareholders should have better access to the proxy for corporate governance issues.

B. Shareholder Meeting Rights

1. Corporations should make shareholders' expense and convenience primary criteria when selecting the time and location of shareholder meetings.
2. Appropriate notice of shareholder meetings, including notice concerning any change in meeting date, time, place or shareholder action, should be given to shareholders in a manner and within time frames that will ensure that shareholders have a reasonable opportunity to exercise their franchise.
3. All directors should attend the annual shareholders' meeting and be available, when requested by the chair, to answer shareholder questions.
4. Polls should remain open at shareholder meetings until all agenda items have been discussed and shareholders have had an opportunity to ask and receive answers to questions concerning them.
5. Companies should not adjourn a meeting for the purpose of soliciting more votes to enable management to prevail on a voting item. Extending a meeting should only be done for compelling reasons such as vote fraud, problems with the voting process or lack of a quorum.
6. Companies should hold shareholder meetings by remote communication (so-called electronic or "cyber" meetings) only as a supplement to traditional in-person shareholder meetings, not as a substitute.
7. Shareholders' rights to call a special meeting or act by written consent should not be eliminated or abridged without the approval of the shareholders. Shareholders' rights to call special meetings or to act by written consent are fundamental ones; votes concerning either should not be bundled with votes on any other matters.
8. Corporations should not deny shareholders the right to call a special meeting if such a right is guaranteed or permitted by state law and the corporation's articles of incorporation.

C. Board Accountability to Shareholders

1. Corporations and/or states should not give former directors who have left office (so-called "continuing directors") the power to take action on behalf of the corporation.
2. Boards should review the performance and qualifications of any director from whom at least 10 percent of the votes cast are withheld.
3. Boards should take actions recommended in shareholder proposals that receive a majority of votes cast for and against. If shareholder approval is required for the action, the board should submit the proposal to a binding vote at the next shareholder meeting. This policy does not apply if the resolution requested the sale of the company and within the past six months the board retained an investment banker to seek buyers and no potential buyers were found.
4. Directors should respond to communicatior (6) areholders and should seek shareholder views on

See Previous issues of Labor's Money

Labor's Money:

- A Newsletter for the Taft-Hartley Proxy Voter -

Fall 2001

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Shareholder Proposal Prompts Company to Add Sunset Provision to Pill

Company's initial response was not enough, says union funds

McDermott International is adopting a poison pill with a "sunset clause" that makes the continuation of its pill contingent on shareholder approval at the next annual meeting, the company said October 17. At the 2001 annual meeting, the company faced a poison pill proposal from the American Federation of State, County and Municipal Employees (AFSCME). The proposal passed with the support of 54.7 percent of the votes cast, and the company allowed the pill to expire immediately before the annual meeting.

Since the initial vote, the company has been in negotiations with the proponent. "This is exactly the kind of process we applaud," says Mike Zucker, director of the office of corporate affairs at AFSCME. Zucker reports that AFSCME is pleased that the company is putting the pill up for a vote. "It's clear that our proposal prompted this response from the company. What we've always advocated is that the shareholders get to choose what type of tools a board may use to protect shareholders' own interests."

The pill, in addition to requiring shareholder approval for its continuation, is set to expire in five years instead of the more traditional ten years.

AFSCME has not disclosed yet where it will file proposals for 2002, but Zucker notes that the union fund plans to file some poison pill resolutions.

return to index

the rhetoric of "shareholder rights," more than a few corporations adopted them during the 1980s. In fact, over 1,800 public U.S. corporations have some form of a poison pill. What's interesting is that this has set the stage for a series of sharply contested battles over poison pills in the last year, battles that generally pit company management against shareholder activists anxious to abolish the plans. In the context of the ongoing attempt to make corporations more responsible to their owners, the struggle against poison pills is crucial, even if often for only symbolic reasons. By stripping away yet another of the multiple layers of insulation and mediation that have been built up between shareholders and management, the elimination of poison pills works to create an environment in which those who own the company are able to exercise real voice.

Needless to say, more than a few managers see things rather differently, and are spending a great deal of time trying to convince shareholders to keep -- or, in some cases, even to adopt -- poison pills. Their efforts, though, have been lent a great deal of urgency by the success that shareholder activists have had in getting resolutions to rescind the poison pills placed on proxy ballots. The fight over poison pills is taking place at shareholder meetings across the country, and it's a fight more often acrimonious and bitter than it is gentlemanly.

This spring, 20 different anti-poison pill resolutions were being considered by shareholders. Some of these resolutions called for the outright elimination of pills, others were non-binding resolutions asking the board to approve elimination, and still others required companies without pills to seek shareholder approval before adopting one. In April, shareholders at **FLEMING** (NYSE: FLM) voted on one such plan, and for the first time in history imposed a mandatory rule prohibiting a board from implementing a pill plan without prior approval. And in February, **TRW** (NYSE: TRW) agreed to drop its poison pill by the year 2000 or to get shareholder approval for its extension in exchange for the withdrawal of an anti-pill resolution that had been sponsored by the Operating Engineers union.

Perhaps the most striking victory for antipill advocates came just a month ago, when shareholders of **COLUMBIA/HCA HEALTHCARE** (NYSE: COL) voted overwhelmingly to eliminate a poison pill measure that the company had adopted -- without shareholder approval -- just four years earlier. The antipill resolution, initially proposed by a investment fund, was embraced strongly by the Service Employees International Union (SEIU), which represents many of Columbia's workers. SEIU conducted a mailing campaign in support of the resolution, arguing that any plan which could have a dramatic impact on shareholder value should, at the very least, be approved by shareholders. Tellingly, after the vote's outcome was made public -- 61% of the votes cast were in favor of eliminating the pill -- Columbia's CEO, Rick Scott, said that the resolution was nonbinding and that shareholders did not have the final say. "The board of directors," he said, "is not required to accept the decision of the shareholders on this issue." Just a few days later, though, the board in fact voted to accept that decision.

A similarly contentious struggle is currently underway at **MAY DEPARTMENT STORES** (NYSE: MAY), where Monday company management proclaimed victory in its fight against an antipill resolution, even as UNITE, the union which had sponsored the resolution, levied charges of voting fraud. May filed papers with the SEC that said 110 million votes were cast against the resolution and 82 million votes were cast in favor. But 50 million of the votes cast came from proxy cards that the company had sent out before the antipill resolution was on the ballot. These proxies, which the company has called "discretionary," were used by the company to vote against the antipill resolution unless shareholders later filed an amended card. Astonishingly, the company has admitted its actions but insists that the vote is still valid. UNITE has filed suit to have the discretionary proxies tossed out.

Both Scott's comments and May's tactics are emblematic of the lengths to which management will go in order to protect its prerogatives. It's no coincidence, in that sense, that unions have been the driving force behind the antipill movement, since labor has a clear interest in ensuring that managers are responsible to someone other than themselves. What's most impressive about the antipill resolutions, though, is just how popular they are. According to a study by the Investor Responsibility Research Center cited by the Wall

4 – Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002

Shareholders recommend that our Board of Directors redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote.

Dr. Allen Wolff, 1553 S. Carpenter Rd., Brunswick, OH 44212 submits this proposal.

Harvard Report

(1) A 2001 Harvard Business School study found that good corporate governance (which took into account whether a company had a poison pill) was positively related to company value. This study reviewed the relationship between the corporate governance index for 1,500 companies and company performance from 1990 to 1999.

(2) Certain governance experts believe that a company with good governance will perform better over time, leading to a higher stock price. Others see good governance as a means of reducing risk, as they believe it decreases the likelihood of bad things happening to a company.

(3) Fidelity, an $800 billion mutual fund giant, has withheld votes for directors since the 1980s at companies which approved poison pills, *Wall Street Journal*, June 12, 2002.

Serious about good governance

(4) Enron and the corporate disasters that followed forced many companies to get serious about good governance. This includes the poison pill. When the buoyant stock market burst, suddenly the importance of governance was clear. In a time of crises, a vigorous board can help minimize damage.

(5) A look back at *Business Week's* inaugural ranking of the best and worst boards in 1996 tells the story. For the 3 years after the list appeared, the stocks of companies with the best boards outperformed those with the worse boards by 2 to 1. Increasingly, institutional investors are flocking to stocks of companies perceived as being well governed and punishing stocks of companies seen as lax in oversight.

Council of Institutional Investors Recommendation

(6) The Council of Institutional Investors www.cii.org, an organization of 120 pension funds (7) investing $1.5 trillion, called for shareholder approval of poison pills. In recent years, various companies have redeemed existing poison pills or sought shareholder approval for their poison pill. This includes Columbia/HCA, McDermott International and Airborne, Inc. Shareholders believe that our company should follow suit.

To protect our investment money at risk:

Open Up Poison Pills to Shareholder Vote
This topic won an overall 60%-yes vote at 50 companies in 2002
Yes on 4

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: FirstEnergy Corp.
Incoming letter dated January 10, 2003

The proposal recommends that the board of directors "redeem any poison pill previously issued and not adopt or extend any poison pill unless such adoption or extension has been submitted to a shareholder vote."

We are unable to concur in your view that FirstEnergy may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide a citation to a specific source for the sentence that begins "This topic won . . ." and ends ". . . 60%-yes vote at 50 companies in 2002";

- provide factual support in the form of a citation to the specific study and publication date for the discussion that begins "Harvard Report . . ." and ends ". . . company performance from 1990 to 1999";

- specifically identify the "certain governance experts" referenced in the sentences that begin "Certain governance experts believe . . . and end ". . . bad things happening to a company" and provide factual support in the form of a citation to a specific source for those sentences;

- recast the paragraph that begins "Enron and corporate disasters that followed . . ." and ends ". . . can help minimize damage" as the proponent's opinion;

- provide a citation to a specific publication date for the article referenced in the sentence that begins "A look back at *Business Week's* . . ." and ends ". . . worse boards by 2 to 1";

- revise the reference to <u>www.cii.org</u> to provide a citation to a specific source for the definition referenced; and

- specifically identify the "various companies" referenced in the sentence that begins "In recent years . . ." and ends ". . . sought shareholder approval for their pill" and provide factual support in the form of a citation to a specific source.

Accordingly, unless the proponent provides FirstEnergy with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if FirstEnergy omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor